Exhibit 99.1

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

11 April 2018

Vedanta Limited

Production Release for the Fourth Quarter and

Full Year ended 31 March 2018

Record annual production at Zinc India and Aluminium

Highlights

Operations:

●	Zinc India:

◾	Record annual production of refined zinc-lead at 960 kt

◾	Record annual production of refined silver at 558 tonnes

◾	On track for ramp up of mined metal to 1.2 mt by FY2020

●	Zinc International:

◾	Annual production in line with guidance

◾	Gamsberg project on track with production expected by mid CY 2018

●	Oil & Gas:

◾	Q4 FY2018 average daily gross operated production at 190,000 boepd with an exit rate of over 200,000 boepd

◾	Growth projects on track to enable significant volume growth in FY2019

●	Aluminium

◾	Record annual production of aluminium at 1.7 mt; exit run rate of c.2.0 mtpa

●	Copper India:

◾	Annual production of cathodes at 403 kt

◾	Tuticorin II 400 kt expansion project on track

●	Power:

◾	1,980 MW TSPL plant achieved availability of 93% in Q4 FY2018

●	Iron Ore:

◾	Increase in company-wise mining cap allocation in Karnataka expected in Q1 FY2019

Corporate and Financial Update:

●	Announcement of a record interim dividend of c. $1.2 billion in March 2018

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 2 of 13

●

Vedanta Limited was declared successful resolution applicant by the Committee of Creditors for Electrosteel Steels Limited under the Corporate Insolvency Resolution Process of the Insolvency and Bankruptcy Code, 2016 (IBC)

●	Likely impairment ranging from Rs 1,500 Crore to Rs 1,800 crore (net of taxes) on Supreme Court judgement to stop mining operations in the State of Goa, effective March 16, 2018

●

The Company is reviewing the carrying value of its Oil and Gas assets. This is in view of the key growth projects that have been awarded which are expected to result in enhanced recovery of resources. Any impact on account of these changes will be a non-cash reversal of past period impairment charge and would be reflected in the results for FY2018.

●

CRISIL revised their outlook on Vedanta Ltd from AA, Stable to AA, Positive in March 2018. India Ratings also changed the Company’s ratings on long-term scale to IND AA / Positive from IND AA / Negative during the year FY2018.

Kuldip Kaura, Chief Executive Officer, Vedanta Limited, said: “Vedanta performed very well during the year as we continue to post strong production results at a number of our business units, in line with our strategy to ramp up across our asset base. We had record production at Zinc India and Aluminium whilst making good progress on the growth projects announced in our Oil & Gas business.”

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 3 of 13

Oil & Gas

	Q4			Q3		Full Year
Particulars	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	200,032	194,343	3%	193,647	3%	195,150	199,574	(2)%
Average Daily Gross Operated Production (boepd)	190,172	184,585	3%	184,133	3%	185,587	189,926	(2)%
Rajasthan	162,357	157,338	3%	157,096	3%	157,983	161,571	(2)%
Ravva	16,271	17,769	(8)%	16,876	(4)%	17,195	18,602	(8)%
Cambay	11,543	9,477	22%	10,161	14%	10,408	9,753	7%
Average Daily Working Interest Production (boepd)	121,929	117,926	3%	117,828	3%	118,620	121,186	(2)%
Rajasthan	113,650	110,137	3%	109,967	3%	110,588	113,100	(2)%
Ravva	3,661	3,998	(8)%	3,797	(4)%	3,869	4,185	(8)%
Cambay	4,617	3,791	22%	4,064	14%	4,163	3,901	7%
Total Oil and Gas (million boe)
Oil & Gas- Gross	17.1	16.6	3%	16.9	1%	67.7	69.3	(2)%
Oil & Gas-Working Interest	11.0	10.6	3%	10.8	1%	43.3	44.2	(2)%

Fourth quarter FY 2018 vs. previous quarters

Average gross production during Q4 FY2018 across assets was 190,172 barrels of oil equivalent per day (boepd), higher by 3% q-o-q and y-o-y. The segment exited the end of March 2018 with gross production run-rate of over 200,000 boepd (excluding internal gas consumption). All three blocks – Rajasthan, Ravva and Cambay continued to record a plant uptime of over 99%.

Gross production from the Rajasthan block averaged 162,357 boepd for the quarter, 3% higher q-o-q and y-o-y. This is primarily due to new wells added as part of Mangala infill campaign and ramp up of RDG Phase I. Of the 15 wells, Mangala infill campaign that commenced in Q2 FY2018, 13 wells have been brought online. Gas production from RDG averaged 44 mmscfd in Q4 FY2018 (36 mmscfd in Q3 FY2018), with gas sales, post captive consumption, at 29 mmscfd (21 mmscfd in Q3 FY2018). Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 145,338 boepd, 16,773 boepd and 246 boepd respectively.

The Ravva block produced at an average rate of 16,271 boepd for the quarter, down 4% q-o-q and 8% y-o-y due to the natural field decline.

The Cambay block reported an average production rate of 11,543 boepd for the quarter, up 14% q-o-q and 22% y-o-y on account of a successful infill drilling campaign and effective reservoir management practices that were carried out during the quarter.

The execution of growth projects announced in November 2017 is progressing as per plan with key contracts already in place. Progress on individual projects is set out below:

●	Enhanced Oil Recovery: Rigs at Bhagyam and Aishwariya have been mobilized; drilling expected to commence during April 2018

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 4 of 13

●	Tight Oil & Gas Project: Rigs at Aishwariya Barmer Hill and RDG have been mobilized; drilling expected to commence from April 2018. Contract awarded for RDG tight gas facilities

●	Rajasthan Exploration: Drilling contract awarded; drilling expected to commence from June 2018

●	KG Offshore: Rig has been mobilized; drilling expected to commence from April 2018

Financial Year 2018 vs. Financial Year 2017

Gross production declined 2% y-o-y primarily due to natural field decline, partially offset by volume ramp up from infill wells in Mangala and Cambay and continued effective reservoir management practices across assets.

Zinc India

Particulars (in’000 tonnes, or as stated)	Q4			Q3		Full Year
	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017		% change YoY
ZINC INDIA
Mined metal content	255	312	(18)%	240	6%	947	907		4%
Refined Zinc Integrated	206	215	(4)%	200	3%	791	672	*	18%
Refined Lead - Integrated [2]	50	45	11%	46	9%	168	139		21%
Silver - Integrated (in tonnes) [3]	170	139	22%	132	28%	558	453		23%

* Including custom production of 2kt.

Fourth quarter FY2018 vs. previous quarters

Q4 FY2018 recorded the highest ever production of mined metal from underground mines. The total mined metal production in Q4 FY2018 was 255,000 tonnes, up 6% q-o-q and down 18% y-o-y. The sequential increase was due to higher ore grades while the y-o-y decrease was driven primarily by decline in overall ore grades due to mine mix.

Integrated zinc metal production was 206,000 tonnes, 3% higher q-o-q and 4% lower y-o-y in line with availability of mined metal. The Company recorded highest ever lead and silver metal production during the quarter. Integrated lead metal production was at 50,000 tonnes, 9% higher q-o-q and 11% higher y-o-y on account of higher smelter efficiency. Integrated silver production was at 170 tonnes, up 28% sequentially on higher silver grades and conversion of inventory and up 22% y-o-y in line with higher production from Sindesar Khurd mine.

The underground production at Rampura Agucha continues to ramp up strongly and it achieved an ore production run-rate of 3.0 mtpa during the quarter. The south ventilation shaft system was commissioned during the quarter. Off shaft development is on track and production is expected to start in Q3 FY2019.

During the quarter, Sindesar Khurd’s main shaft was equipped and winder installation work commenced. Production from the shaft is expected to start as per schedule in Q3 FY2019. Civil and structure erection for the new 1.5 mtpa mill is ongoing and is expected to be commissioned in Q2 FY2019. During the quarter, orders were placed for paste fill plants for both Rampura Agucha and Sindesar Khurd mines.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 5 of 13

MoEF has given environmental clearance for expansion of ore production at Kayad mine from 1.0 to 1.2 mtpa. At Zawar mine, civil construction work for the new 2.0 mtpa mill is progressing well with commissioning expected by Q4 FY2019. The Fumer project is progressing as per schedule and expected to commission in mid-FY2019.

We are on track for ramp up of mined metal production to 1.2 mt by FY2020.

Financial Year 2018 vs. Financial Year 2017

The production of mined metal and refined metal for the year were the highest ever and in line with guidance provided at the beginning of the year.

Mined metal production for FY2018 was 947,000 tonnes, 4% higher y-o-y. This was driven by higher ore production from underground mines, partly offset by lower open-cast mine production and ore grades.

Integrated zinc, lead and silver production were higher by 18% y-o-y, 21% y-o-y and 23% y-o-y respectively, in line with consistent availability of mined metal.

Zinc – International

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
ZINC INTERNATIONAL	35	41	(14)%	47	(25)%	157	156	—
Zinc-refined – Skorpion	22	21	3%	26	(15)%	84	85	(1)%
Mined metal content - BMM	13	20	(33)%	21	(37)%	72	70	3%

Fourth quarter FY 2018 vs. previous quarters

Total production for Q4 FY2018 was 35,000 tonnes, lower 14% y-o-y and 25% q-o-q.

Skorpion production was 22,000 tonnes, 3% higher y-o-y due to high zinc grade and 15% lower q-o-q on account of early closure of Pit 103 for geo-technical reasons and blending of lower zinc grade stockpile and high calcium ore.

BMM MIC production at 13,000 tonnes, lower 33% y-o-y and 37% q-o-q. This was due to long hole drilling challenges and rescheduling of the year production resulting in lower grade mined in Q4 FY2018.

At Gamsberg, we are on track for the cold commissioning of the concentrator plant in Q1 FY2019 with production expected to commence in mid CY2018. The ore extraction from the South Pit is on track and till date we have completed 80% of pre-stripping with 56 million tonnes of waste excavation. Completion of mechanical equipment erection and infrastructure for power and water pipeline for the concentrator are in progress. We are targeting 500 kt of ore stockpile is targeted ahead of first feed to the concentrator plant.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 6 of 13

At Skorpion, the pit 112 extension project is progressing well and waste stripping has ramped up to its peak run-rate. ~45% of waste stripping has been completed by the end of Q4 FY2018 and is expected to be fully complete by Q4 FY2019 as per schedule. Pit redesign is in progress to reduce waste stripping by 8 million tonnes and optimize project cost. This project will increase Skorpion’s mine life by another 2.5 years and contribute 250,000 tonnes of metal over this period.

Financial Year 2018 vs. Financial Year 2017

Total production was 157,000 tonnes, in line with previous year. Higher production at Skorpion and BMM due to higher grades and recoveries partially offset by the planned maintenance shutdown at acid plant in Q1 FY2018 at Skorpion.

Iron Ore

	Q4			Q3		Full Year
Particulars (in million dry metric tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
IRON ORE
Sales	2.7	3.0	(8)%	1.8	54%	7.6	10.2	(26)%
Goa	2.4	2.3	5%	1.0	—	5.4	7.4	(26)%
Karnataka	0.3	0.7	(51)%	0.8	(57)%	2.2	2.7	(21)%
Production of Saleable Ore	1.7	3.7	(55)%	0.9	75%	7.1	10.9	(35)%
Goa	1.5	3.7	(58)%	0.8	92%	4.9	8.8	(44)%
Karnataka	0.1	0.0	—	0.1	(22)%	2.2	2.1	2%
Production (’000 tonnes)
Pig Iron	182	182	—	165	11%	646	708	(9)%

Fourth quarter FY 2018 vs. previous quarters

At Goa, production and sales during the quarter were 1.5 million tonnes and 2.4 million tonnes respectively. Production volumes were lower y-o-y primarily due to lower demand for low grade ore and mine closure pursuant to the Supreme Court judgement. Supreme Court of India judgement dated 07 February 2018 has directed mining operations in Goa to stop with effect from 16 March 2018.

At Karnataka, we achieved full production equivalent to our annual mining allocation of 2.29 million tonnes in Q3 FY2018. Sales during the quarter were 0.3 million tonnes by liquidating inventory.

At Karnataka, our annual mining allocation is likely to increase by early Q1 FY2019 on account of the Supreme Court cap increase for the State from 30 to 35 million tonnes.

Pig iron production was at 182,000 tonnes, stable y-o-y and 11% higher q-o-q.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 7 of 13

Financial Year 2018 vs. Financial Year 2017

Production at Goa was 4.9 million tonnes and sales were 5.4 million tonnes. At Karnataka, production was 2.2 million tonnes and sales were 2.2 million tonnes. Production of pig iron was 9% lower y-o-y at 646,000 tonnes due to lower metallurgical coke availability and local contractors strike in Q1 FY2018.

Copper - India

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
COPPER - INDIA
Copper – Cathodes	106	103	3%	101	5%	403	402	—
Tuticorin Power Sales (MU)	2	64	(97)%	3	(29)%	39	200	(80)%

Fourth quarter FY 2018 vs. previous quarters

Cathode production for Q4 FY2018 was 106,000 tonnes, higher by 3% y-o-y and 5% q-o-q.

Smelting operations at Tuticorin were stopped as part of a planned maintenance shutdown for approximately 15 days with effect from 25 March 2018. An application for renewal of consent to operate (CTO) for the smelter was also made during this time. The application has however been rejected for want of further clarifications. The shutdown has hence been extended while we evaluate further course of action.

The 160 MW power plant at Tuticorin operated at a Plant Load Factor (PLF) of 41% during Q4 FY2018 (PLF of 62% in Q4 FY2017 and 41% in Q3 FY2018) due to low power demand in Southern India.

Our expansion plan to double smelter capacity from 400kt to 800kt p.a, is underway. The EPC contracts for all main plant packages, power distribution and automation packages have been awarded. The project has an execution timeline of 24 months and is expected to be completed by Q3 FY2020.

Financial Year 2018 vs. Financial Year 2017

The Tuticorin smelter had record annual production of 403,000 tonnes of cathodes in FY2018. The 160MW power plant at Tuticorin operated at a PLF of 43% in the FY2018 compared to 56% in corresponding prior period, primarily due to lower demand.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 8 of 13

Aluminium

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
ALUMINIUM
Alumina-Lanjigarh	351	313	12%	287	22%	1,209	1,208	—
Total Aluminum Production	477	353	35%	445	7%	1,675	1,213	38%
Jharsuguda-I	132	132	—	116	14%	440	525	(16)%
Jharsuguda-II4	202	100	—	187	8%	666	261	—
Korba-I	66	64	2%	65	—	259	256	1%
Korba-II5	77	57	36%	77	—	310	171	81%
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) *	—	—	—	—	—	—	511	—

* Jharsuguda 1,800MW has been moved from the power to the Aluminum segment from 1st April 2016.

Fourth quarter FY 2018 vs. previous quarters

Aluminium production in Q4 FY2018 was at 477,000 tonnes, up 35% y-o-y and 7% q-o-q as a result of ramp up at the Jharsuguda-II smelter, following complete ramp of the Balco II smelter in Q1 FY2018, with exit monthly run rate of c.2.0 mt. Stabilised aluminium production (i.e. production excluding trial run) was 468,000 tonnes in Q4 FY2018.

At Jharsuguda-II, comprising of four lines, ramp-up of line-1 and line-2 were completed in Q3 FY2018 and Q4 FY2017 respectively. At line-3, 220 pots are powered on and the full ramp-up was delayed due to infrastructure development works undertaken by the railway authorities for capacity enhancement. Line-3 is expected to be fully ramped-up by H1 FY2019. Line-4 continues to be under evaluation.

Alumina production for the quarter was 351,000 tonnes, higher 22% q-o-q and 12% y-o-y. This was primarily a result of debottlenecking of the refinery carried out in Q3 FY2018 and consistent availability of bauxite.

Domestic coal continues to be a key focus area for the management. While materialisation of linkages has improved q-o-q, we are continuing to engage with Coal India to improve materialisation further and e-auction coal availability.

Financial Year 2018 vs. Financial Year 2017

Achieved record aluminium production of 1,675 kt, 38% higher y-o-y on account of ramp up of additional pots at the Jharsuguda-II smelter and complete ramp up of BALCO-II smelter in Q1 FY2018. Alumina production was flat y-o-y.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 9 of 13

Power

	Q4			Q3		Full Year
Particulars (in million units)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
POWER
Total Power Sales	3,109	3,462	(10)%	3,146	(1)%	11,041	12,916	(15)%
Jharsuguda 600 MW	404	952	(58)%	111	—	1,172	3,328	(65)%
TSPL	2,258	1,596	41%	2,512	(10)%	7,915	6,339	25%
BALCO 600 MW	388	793	(51)%	466	(17)%	1,536	2,609	(41)%
MALCO*	—	46	—	—	—	4	190	(98)%
HZL Wind Power	58	75	(23)%	57	2%	414	448	(8)%
TSPL – Availability	93%	85%	—	97%	—	74%	79%	—

* under care & maintenance w.e.f 26th May 2017

Fourth quarter FY 2018 vs. previous quarters

During Q4 FY2018, power sales were 3,109 million units. TSPL power sales were 2,258 million units with availability of 93%. The Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant. Average availability for the full year was at 74%, in line with previous guidance.

The 600MW Jharsuguda power plant operated at a plant load factor (PLF) of 21% in Q4 FY2018 (PLF of 5% in Q3 FY2018, 78% in Q4 FY2017). Power sales from this plant were mainly impacted by temporary technical issues.

The 600 MW BALCO IPP operated at a PLF of 37% in Q4 FY2018 (PLF of 43% in Q3 FY2018, 72% in Q4 FY2017). Lower power sales from this plant q-o-q and y-o-y were, primarily due to temporary coal shortage.

Financial Year 2018 vs. Financial Year 2017

Power sales were lower 15% y-o-y due to temporary coal shortage at BALCO and Jharsuguda, partially offset by ramp-up of all three units of TSPL post the shutdown in Q1 FY2018.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 10 of 13

Corporate and Financial Update:

Electrosteel Steels Limited: On March 31 2018, Vedanta Limited was declared successful resolution applicant by the Committee of Creditors for Electrosteel Steels Limited under the Corporate Insolvency Resolution Process of the Insolvency and Bankruptcy Code, 2016 and has received a Letter of Intent (LoI). Vedanta Limited has accepted the terms of the LoI. The closure of the transaction will be subject to compliance with applicable regulatory requirements and as per the final terms approved by the National Company Law Tribunal.

Electrosteel Steels has steelmaking design capacity of 2.5 mtpa in Bokaro, Jharkhand with blast furnace/basic-oxygen-furnace technology. It manufactures pig iron, billets, thermo mechanically treated bars, wire rods and ductile iron pipes. The acquisition would provide the group an opportunity for an integrated iron ore and steel play, at the same time benefiting from the fast growing steel sector in the country.

Impairment at Iron Ore, Goa: The Company reviews the carrying value of its assets at each reporting period end considering market developments such as long term commodity price assumptions, regulatory changes and other developments. In light of the Supreme Court of India judgement dated 07 February 2018 wherein the Court has directed that effective March 16, 2018 mining operations in the state of Goa are to be stopped, there could be a likely impairment of Rs 1,500 Crore to Rs 1,800 crore net of taxes (Rs 2,100 Crore to Rs 2,400 crore gross of taxes) on this account. This is mainly related to mining reserve and would be reflected in the results for FY 2017-18. Impairment is non-cash accounting item. Further, the closure of the Group’s iron ore business in Goa would not have any material impact on the Group’s profitability.

Reversal of Impairment at Oil and Gas: The Company is reviewing the carrying value of its Oil and Gas assets. This is in view of the key growth projects that have been awarded which are expected to result in enhanced recovery of resources. Any impact on account of these changes will be a non-cash reversal of past period impairment charge and would be reflected in the results for FY2018.

Interim Dividend by Vedanta Limited: Announcement of a record interim dividend of c. $1.2 billion in March 2018

Rating Upgrade: CRISIL revised their outlook on Vedanta Ltd from AA, Stable to AA, Positive in March 2018 at the back of improved business profile, expected deleveraging over medium term and stable commodity environment. India Ratings also changed the Company’s ratings on long-term scale to IND AA / Positive from IND AA / Negative during the year FY2018 with the completion of merger, ramp-up of operations and improved credit metrics.

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 11 of 13

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q4			Q3		Full Year
	FY 2018	FY 2017	% Change YoY	FY 2018	% Change QoQ	FY 2018	FY 2017		% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	200,032	194,343	3%	193,647	3%	195,150	199,574		(2)%
Average Daily Gross Operated Production (boepd)	190,172	184,585	3%	184,133	3%	185,587	189,926		(2)%
Rajasthan	162,357	157,338	3%	157,096	3%	157,983	161,571		(2)%
Ravva	16,271	17,769	(8)%	16,876	(4)%	17,195	18,602		(8)%
Cambay	11,543	9,477	22%	10,161	14%	10,408	9,753		7%
Average Daily Working Interest Production (boepd)	121,929	117,926	3%	117,828	3%	118,620	121,186		(2)%
Rajasthan	113,650	110,137	3%	109,967	3%	110,588	113,100		(2)%
Ravva	3,661	3,998	(8)%	3,797	(4)%	3,869	4,185		(8)%
Cambay	4,617	3,791	22%	4,064	14%	4,163	3,901		7%
Total Oil and Gas (million boe)
Oil & Gas-Gross	17.1	16.6	3%	16.9	1%	67.7	69.3		(2)%
Oil & Gas-Working Interest	11.0	10.6	3%	10.8	1%	43.3	44.2		(2)%
ZINC INDIA
Mined metal content	255	312	(18)%	240	6%	947	907		4%
Refined Zinc Integrated	206	215	(4)%	200	3%	791	672	*	18%
Refined Lead - Integrated [2]	50	45	11%	46	9%	168	139		21%
Silver - Integrated (in tonnes) [3]	170	139	22%	132	28%	558	453		23%
ZINC INTERNATIONAL	35	41	(14)%	47	(25)%	157	156		—
Zinc-refined – Skorpion	22	21	3%	26	(15)%	84	85		(1)%
Mined metal content - BMM	13	20	(33)%	21	(37)%	72	70		3%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	2.7	3.0	(8)%	1.8	54%	7.6	10.2		(26)%
Goa	2.4	2.3	5%	1.0	—	5.4	7.4		(26)%
Karnataka	0.3	0.7	(51)%	0.8	(57)%	2.2	2.7		(21)%
Production of Saleable Ore	1.7	3.7	(55)%	0.9	75%	7.1	10.9		(35)%
Goa	1.5	3.7	(58)%	0.8	92%	4.9	8.8		(44)%
Karnataka	0.1	0.0	—	0.1	(22)%	2.2	2.1		2%
Production (’000 tonnes)
Pig Iron	182	182	—	165	11%	646	708		(9)%

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 12 of 13

	Q4			Q3		Full Year
Particulars	FY 2018	FY 2017	% Change YoY	FY 2018	% Change QoQ	FY 2018	FY 2017	% Change YoY
COPPER - INDIA
Copper – Cathodes	106	103	3%	101	5%	403	402	—
Tuticorin Power Sales (MU)	2	64	(97)%	3	(29)%	39	200	(80)%
ALUMINIUM
Alumina-Lanjigarh	351	313	12%	287	22%	1,209	1,208	—
Total Aluminum Production	477	353	35%	445	7%	1,675	1,213	38%
Jharsuguda-I	132	132	—	116	14%	440	525	(16)%
Jharsuguda-II4	202	100	—	187	8%	666	261	—
Korba-I	66	64	2%	65	—	259	256	1%
Korba-II5	77	57	36%	77	—	310	171	81%
Jharsuguda 1800 MW (Surplus Power Sales in Million Units)	—	—	—	—	—	—	511	—
POWER
Total Power Sales	3,109	3,462	(10)%	3,146	(1)%	11,041	12,916	(15)%
Jharsuguda 600 MW	404	952	(58)%	111	—	1,172	3,328	(65)%
TSPL	2,258	1,596	41%	2,512	(10)%	7,915	6,339	25%
BALCO 600 MW	388	793	(51)%	466	(17)%	1,536	2,609	(41)%
MALCO**	—	46	—	—	—	4	190	(98)%
HZL Wind Power	58	75	(23)%	57	2%	414	448	(8)%
TSPL – Availability	93%	85%	—	97%	—	74%	79%	—
Ports – VGCB (in million tonnes) [6]
Cargo Discharge	1.6	0.8	—	1.7	(9)%	5.6	4.3	31%
Cargo Dispatches	1.5	0.8	76%	1.6	(9)%	5.4	4.4	22%

* includes custom production of 2kt

** under care & maintenance w.e.f 26th May 2017

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 1,570 tonnes in Q4 FY2018 vs 1,633 tonnes in Q4 FY2017, 1,786 tonnes in Q3 FY2018 and 6,946 tonnes in FY 2018 vs. 5,285 tonnes in FY 2017
3.	Excluding captive consumption of 8.209 tonnes in Q4 FY2018 vs. 8.647 tonnes in Q4 FY2017, 9.275 tonnes in Q3 FY2018 and 36.438 tonnes in FY 2018 vs. 27.402 tonnes in FY 2017
4.	Including trial run production of 9.8 kt in Q4 FY2018, 28.0 kt in Q4 FY2017, 18.0 kt in Q3 FY2018, 61.8 kt in FY2018 vs 95 kt in FY 2017
5.	Including trial run production of Nil in Q4 FY2018, 56.0 tonnes in Q3 FY2018, 18.5 kt in Q4 FY2017, 16.1 kt in FY2018 vs 47.0 kt in FY2017.
6.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2018	Page 13 of 13

For further information, please contact:

Communications Arun Arora Head Communications	Tel: +91 1244593000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Aarti Raghavan VP – Investor Relations Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, aluminium, copper, iron ore and commercial power. The company has a presence across India, South Africa and Namibia. Vedanta Ltd has a portfolio of world-class, low-cost, scalable assets that consistently generate strong profitability and have robust cash flows. The company holds industry-leading market shares across its core divisions.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. The company is in the Nifty 50 Index and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.